

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2012

Via E-mail
Marc J. Eisenberg
Chief Executive Officer and President
Orbcomm Inc.
2115 Linwood Avenue
Fort Lee, NY 07024

> **Re:    ORBCOMM Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 001-33118**

Dear Mr. Eisenberg:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings.  Confirm in writing that you will do so and also explain to us how you intend to comply.  If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Annual Cash Bonus, page 16

1.  In your letter dated July 29, 2012 you committed to disclose the relevant performance targets and threshold levels applicable to your Annual Cash Bonus program, so long as doing so would not cause competitive harm.  Please explain why you chose not to disclose the performance targets and threshold levels applicable to the cash bonuses and stock appreciation rights granted in 2011.  If you omitted this information because you believe disclosure would cause competitive harm, provide in your response letter a detailed analysis to support that conclusion for each material performance measure.  Please note that we generally do not agree with the argument that disclosing a performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and

the target is a measurement based on actual company results that have been disclosed.  In the alternative, confirm that you will disclose your material performance targets and thresholds going forward, indicating which material performance targets you intend to disclose for 2012 executive compensation.  For guidance, please refer to Question 118.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

2. Also in your letter dated July 29, 2012 you committed to disclose how the Compensation Committee calculates Adjusted EBITDA from your audited financial statements.  We note, however, that you did not provide such an explanation in your definitive proxy.  Please comply with your commitment going forward and explain how you intend to do so.

3. It is unclear how you use the tabular percentage information on page 17 and the percentages discussed in your narrative disclosure on pages 17 to 19 to arrive at the eventual awards paid to your executive officers.  Please revise to clearly articulate how the calculation of each award component corresponds to the eventual payment.  For example, if the component awards are calculated by the payout percentages described in the narrative disclosure on pages17 and 18 and then the result is multiplied by the percentage weighting provided in the table on page 17 make that clear.  Consider providing a sample calculation for one of your officers.

Grants of Plan-Based Awards in 2011, page 29

4. We note that you have presented information about estimated future payouts under plan-based awards for each performance measure under each award.  We encourage you to present the total future payouts for each award and to move the detailed information about each performance measure, to the extent you retain it, to your compensation discussion and analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters.  Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director